284 KARORI RD,	Incorporated in Yukon, Canada
PO Box 17-258	64 4 4762 780 Ph
Karori, Wellington	64 4 4760 120 FX
New Zealand

FILE NOTE

Functional Currency

1.0	Background: [1]

The purpose of Financial statements is to present information in financial terms about the performance, financial position and cash flows of an enterprise. To enable this to occur, the financial statements of separate entities within an enterprise are required to be consolidated and presented as a single seamless enterprise. This is despite the fact that the separate entities may exist and operate in different economic and currency environments.

To enable the presentation of consolidated information it is necessary to translate into a single reporting currency those assets, liabilities, revenues, expenses etc which will be added together to form the consolidated reported information.

The assets, liabilities and operations of a foreign entity shall be measured using the functional currency of that entity. Normally, that is the currency of the economic environment in which the entity operates and primarily generates and expends cash.

In some circumstances a foreign entity’s functional currency may not be the currency of the country in which the entity is located. For example, the parents currency would generally be the functional currency for foreign operations that are a direct and integral component or extension of the parent company’s operations.

The functional currency of an entity is generally a matter of fact but on occasions it will not be possible to identify clearly a single functional currency. Managements judgement will be required to identify the currency which presents the financial results with the greatest degree of relevance and reliability.

2.0	Determination of functional currency[2]

The functional currency of an entity is to be determined upon consideration of the facts. In some cases the facts will be clear but and it is acknowledged that Management is in the best position to obtain the pertinent facts and assess their relative importance. Managements judgement is essential and paramount in determining the functional currency provided that it is not contradicted by the facts.

The following indicators are to be considered individually and collectively when determining functional currency:

(i)	Cash flow indicators
(ii)	Sales price indicators
(iii)	Sales market indicators
(iv)	Expense indicators

1 Summarised from Statement of Accounting Standards No. 52 “Foreign Currency Translation” paragraphs 4-8
2 Refer to Statement of Accounting Standards No. 52 “Foreign Currency Translation” Appendix A

(v)	Financing indicators
(vi)	Inter-company transactions and arrangements indicators

Each of these indicators will be assessed in turn to determine the appropriate functional currency. Each country in which Austral operates needs to be considered separately using these indicators.

3.0	Austral Pacific Energy

Australs has operations, to a varying degree, in the following countries:

(a)

Canada. The parent entity is a Canadian company. It has no E&P operations within Canada and no permits/licenses are held within Canada. The parent entity is listed on the Canadian, NZ and USA stock exchanges.

(b)	New Zealand. There are a number of permits/licenses held in New Zealand and a large amount of activity is undertaken in New Zealand.
(c)	Australia. All permits have been relinquished in Australia and there is no significant activity.
(d)	Papua New Guinea. Interests in 3 permits /licenses are held and in 2005 an exploration well is being drilled within one of these.

4.0	Cash Flow Indicator

Austral’s sources of inwards cash flows are as follows:

  Financing (covered in point 8.0)
  Test production from liquids sales (covered in point 5.0)
  Interest income. This is received in US dollars, New Zealand dollars and Canadian dependent upon where the funds are invested
  Joint Venture recoveries – generally received in New Zealand dollars
5.0	Sales Price Indicator

Canada:
No sales are made by the Canadian entity.

New Zealand:
Austral currently derives sales revenue from liquids sales arising from test production (oil/condensate). The pricing for these is based in US dollars and based upon international prices (Tapis). Despite the fact that the liquids are sold to New Zealand based companies, sales proceeds are both calculated and settled in US dollars. The international currency for oil sales is the US dollar irrespective upon physical location of production.

It is likely that Austral will derive future revenue from gas sales and this revenue would most likely be denominated in New Zealand dollars. This revenue would be dependent upon the discovery of commercial quantities of gas, development of the find and negotiation of commercial terms of sale. However, there is nothing to prevent a gas sales contract being priced in US dollars.

Australia:
No sales are made in Australia.

Papua New Guinea:
No sales are made in Papua New Guinea.

6.0	Sales Market Indicator

Canada:
No sales are made by the Canadian entity.

New Zealand:
As referred to under point 5.0, all liquids are sold to New Zealand based companies however all sales are denominated in US dollars. We understand that the liquids that are sold are shipped from New Zealand to offshore refineries as the one New Zealand refinery does not purchase the blended crude that the Company’s products are intermingled into.

Australia:
No sales are made in Australia.

Papua New Guinea:
No sales are made in Papua New Guinea.

7.0	Expense Indicator

Austral has a mix of expenses depending upon the country in question.

Canada:
Expenses incurred by the parent entity are restricted to those relating to its function as the listed company, governance etc. A lot of these expenses are denominated in US dollars – e.g. Directors fees, D&O insurance, listing fees, investor relations advisors etc. This entity also incurs costs in Canadian and New Zealand dollars.

New Zealand:
A significant portion of expenses incurred in New Zealand are recovered from Joint Venture parties by way of overhead recovery mechanisms within the agreements. For the year ended 31 December 2004 the gross General and Administrative (“G&A”) expenses were NZ$1.7 million. Overhead recoveries in NZ from Joint Venture parties were NZ$1.4 million leaving the Company with net New Zealand G&A of NZ$0.3 million.

The treasury policy approved by the Board states that:

“Wherever possible every opportunity should be taken to transact in US$ to avoid transaction exposures (e.g.: contracts, asset sales, farm-ins)[3] ”

In respect to exploration expenditure (the main activity of the New Zealand operations) the currency mix is varied depending upon the contracts entered into etc. A large proportion of exploration costs are generally denominated in US dollars (e.g. rig hire, various drilling, completion and testing services, casing and equipment etc)

3 Austral Pacific Energy Ltd. Treasury Policy – Version 1.0, paragraph 3.0

Australia:
There are no active operations in Australia and expenses are minimal (estimated at less than AUD15,000 per annum) and related primarily to filing and compliance costs relating to the Australian entities.

Papua New Guinea:
There has been little activity in Papua New Guinea in recent years however this will be different in 2005 with the drilling of the Douglas well which has a drilling budget of US$10 million. A large proportion of this budget is denominated in underlying US dollars and the local currency denominated costs represent a small part of the total costs.

8.0	Financing Indicator

All financing activity is undertaken by the Canadian listed entity. As at 31 December, 2004 this entity has issued US$33MM of equity. The proceeds from the parents financing activities are then lent to the (primarily) New Zealand companies for use in their operational activities. The advances are currently interest free and repayable in US dollars. The subsidiary companies do not have sufficient income to undertake their work programs without the parent entity advancing funds to them.

Equity issues by the parent entity are denominated in US dollars and subscribers settle for the shares in US dollars. The one historical exception to this was in early 2004 when the Austral Board of Directors sought to list on the New Zealand stock exchange. In conjunction with this a New Zealand dollar denominated equity issue of approximately NZ$8 million (US$5.5 million) was made to introduce New Zealand shareholders. Warrants attached to these shares raised another NZ$4.2 million (US$3 million). This equity raising accounts for approximately 25% of the total equity issued by the Company. It is likely that this was a one-off event. The 2005 fundraising (50% of which is expected to be raised from New Zealand based shareholders) is fully US dollar denominated.

In 2003 a prepaid gas agreement was entered into with a New Zealand company for NZ$2.0 million (approximately US$1.3 million). This is consistent with the comment in point 5.0 that gas sales are likely to be denominated in NZ dollars.

The company holds its cash reserves invested in a mix of, primarily, NZ$ and US$. The treasury policy approved by the Board requires that:

“Holdings of non-functional currency should be kept at a level no greater than approximately 3 months forecast cash commitments of the currency. This will be achieved by a quarterly rebalancing of currency. The frequency of re-balancing may be more frequently than quarterly depending upon activity of the Company and it is the responsibility of the CFO to initiate this if required.”[4]

The Company achieves this by investing any funds not required (from financing or product sales) in US dollars.

9.0	Inter-company transactions and arrangements indicator

There is generally a low volume of inter-company transactions between the parent entity and its related entities. The most significant transaction is the inter-company funding by which the parent entity advances funds to allow operational work to be undertaken. Other than this there are various expenses paid on behalf (both ways) and services provided.

4 Austral Pacific Energy Ltd. Treasury Policy – Version 1.0, paragraph 3.0